Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE OF INCORPORATION OF

BCB BANCORP, INC.

    Pursuant to the provisions of Section 14A:9-2(4) and Section 14A:9-4(3) of the New Jersey Business Corporations Act, the undersigned corporation executes this Certificate of Amendment to the Restated Certificate of Incorporation.

1.    The name of the corporation is BCB Bancorp, Inc. (the “Company”).

2.    The following amendment to the Restated Certificate of Incorporation was approved by the directors of the Company on the 11th day of March, 2020.    A copy of the resolution of the directors of the Company approving such amendment is being filed together with this Certificate of Amendment as required by Section 14A:7-2(4)(b) of the New Jersey Business Corporation Act.

3.    Pursuant to the Section 14A:7-2(2) of the New Jersey Business Corporations Act, no shareholder approval is required for this amendment.

4.    This Certificate of Amendment amends the Restated Certificate of Incorporation of the Company, dated December 29, 2019, to: include a new Article V, Part (J), with respect to the Company’s Series H Preferred Stock, which sets forth the number of shares to be included in such new series, and to fix the designation, powers, preferences, and rights of the shares of such new series and any qualifications, limitations or restrictions thereof, as follows:

(J)    Series H 3.5% Noncumulative Perpetual Preferred Stock

Section 1.    Designation and Amount.

    The shares of such series shall be designated as “Series H 3.5% Noncumulative Perpetual Preferred Stock,” par value $0.01 per share (the “Series H Preferred Stock”), and the number of shares constituting the Series H Preferred Stock shall be 3,000. The shares of Series H Preferred Stock shall have a designated face value of $10,000.00. The Series H Preferred Stock shall be perpetual, with no maturity date.

Section 2.    Dividends and Distributions.

    (a)    Dividends when and if declared will be paid quarterly in arrears (based upon March 31, June 30, September 30 and December 31 quarters) on or about April 15, July 15, October 15 and January 15. Dividends will be paid on a pro rata basis based upon a 360-day year from the date of the completion of the offering or portion thereof.

    (b)    Dividends will be discretionary and non-cumulative.

    (c)    So long as any share of Series H Preferred Stock and any other stock of the Company ranking equally with Series H Preferred Stock remains outstanding, no dividend or distribution shall be declared or paid on any series of preferred stock or any class of capital stock of the Company ranking, as to dividends, junior to this Series H Preferred Stock (other than dividends payable solely in shares of common stock) unless full dividends on all outstanding shares of Series H Preferred Stock for the most recently completed quarter have been or are contemporaneously declared and paid (or have been declared and a sum sufficient for the payment thereof has been set aside for the benefit of the holders of shares of Series H Preferred Stock on the applicable record date).

Section 3.    Voting Rights.

    The Series H Preferred Stock shall not have any voting rights, provided that holders of the Series H Preferred Stock shall vote as a separate class on any proposal which would revise the terms of the Series H Preferred Stock, or any other matter specifically provided by law.

Section 4.    Reacquired Shares.

    Any shares of Series H Preferred Stock purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof.

Section 5. Liquidation, Dissolution, or Winding Up.

    (a)    In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, holders of Series H Preferred Stock shall be entitled to receive for each share of Series H Preferred Stock, out of the assets of the Company or proceeds thereof (whether capital or surplus) available for distribution to stockholders of the Company, subject to the rights of any creditors of the Company, before any distribution of such assets or proceeds is made to or set aside for the holders of common stock and any other stock of the Company ranking junior to the Series H Preferred Stock, payment in full in an amount equal to the sum of: (i) the Series H designated face value (as set forth in Part (J), Section 1 of this Article); and, (ii) the amount of any declared and unpaid dividend on each such share (such amounts collectively, the “Series H Liquidation Preference”).

    (b)    If, in any distribution described in Section 5(a) above, the assets of the Company or proceeds thereof are not sufficient to pay in full the amounts payable with respect to all outstanding shares of Series H Preferred Stock and the corresponding amounts payable with respect to any other stock of the Company ranking equally with Series H Preferred Stock as to such distribution, holders of Series H Preferred Stock and the holders of such other stock of the Company ranking equally with Series H Preferred Stock shall share ratably in any such distribution in proportion to the full respective distributions to which they are entitled.

    (c)    If the Series H Liquidation Preference has been paid in full to all holders of Series H Preferred Stock and the corresponding amounts payable with respect to any other stock of the Company ranking equally with Series H Preferred Stock as to such distribution has been paid in full, the holders of other stock of the Company shall be entitled to receive all remaining assets of the Company (or proceeds thereof) according to their respective rights and preferences.

    (d)    For purposes of this Section 5, the merger or consolidation of the Company with any other corporation or other entity, including a merger or consolidation in which the holders of Series H Preferred Stock receive cash, securities or other property for their shares, or the sale, lease or exchange (for cash, securities or other property) of all or substantially all of the assets of the Company, shall not constitute a liquidation, dissolution or winding up of the Company.

Section 6.    Redemption Feature.

    Shares of Series H Preferred Stock may not be redeemed until after June 30, 2023.  After June 30, 2023, the Company may redeem shares of Series H Preferred Stock (in whole or in part) at its option, at the face value of $10,000.00 per share plus any pro rata dividend that may be declared by the Board of Directors.

Section 7.    Rank.

    Shares of the Series H Preferred Stock will rank senior to common stock, no par value, and will rank junior to all the Company’s indebtedness and other non-equity claims on the Company. Shares of the Series H Preferred Stock will rank on parity with Shares of the Series C 6% Noncumulative Perpetual Preferred Stock, Shares of the Series D 4.5% Noncumulative Perpetual Preferred Stock, Shares of the Series F 6% Noncumulative Perpetual Preferred Stock and shares of the Series G 6% Noncumulative Perpetual Preferred Stock.

5.    The Certificate of Incorporation of the Company is hereby amended so that the amendments to the rights, preferences, limitations, designation and number of shares of the Series H 3.5% Noncumulative Perpetual Preferred Stock, $0.01 par value, acted upon in the resolutions above, and the relative rights, preferences and limitations of such shares, are as stated in the above resolutions.

    IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to the Restated Certificate of Incorporation of BCB Bancorp, Inc., on this 29th day of June, 2020.

BCB BANCORP, INC.

/s/ Thomas P. Keating/
By:	________________________________
Thomas P. Keating Chief Financial Officer